Salamander Innisbrook Securities
Balance Sheet (in USD)

Reporting Book:	ACCRUAL
As of Date:	12/31/2023
Location:	INNISSEC

	Period Ending 12/31/2023
Assets	
Current Assets	
Cash and Cash Equivalents	678,103
Accounts Receivable, Net	-
Prepaid Expenses	418
Intercompany Receivable	-
Total Current Assets	678,521
Fixed Assets, Net	
Fixed Assets	8,063
Accumulated Depreciation	8,063
Total Fixed Assets, Net	0
Total Assets	**678,521**
Liabilities and Equity	
Current Liabilities	
Accounts Payable	-
Accrued Liabilities	5,397
Intercompany Payable	26,404
Total Current Liabilities	31,801
Stockholders Equity	
Retained Earnings	646,720
Total Member's Equity	646,720
Total Liabilities and Equity	**678,521**

Exemption Report January 1, 2023 through December 31, 2023.

Golf Host Securities "(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception."

I, NAME OF SIGNATOR, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

/S/ Debbie J. Nobile.

President, Golf Host Securities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GOLF HOST SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

36750 US Hwy 19 N
(No. and Street)

PALM HARBOR (City) FL (State) 34684 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debra Nobile (Name) 727-942-5210 (Area Code – Telephone Number) dnobile@innisbrookresort.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

N/A
(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Debra J. Nobile_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _GOLF HOST SECURITIES, INC._ , as of _12/31/_ , _2023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NANCY BRADY
MY COMMISSION # HH 413326
EXPIRES: October 21, 2027

Signature: _Deb Nobile_

Title: _President_

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GOLF HOST SECURITIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

1. Nature of Business

Golf Host Securities, Inc (the "Company") is owned by Salamander Innisbrook Securities, LLC. Salamander Innisbrook, LLC, owns and operates the Innisbrook Resort and Golf Club (the "Resort") and Salamander Innisbrook Securities, LLC.

2. Summary of Significant Accounting Policies

Statements of Cash Flows - For purposes of the statements of cash flows, we consider all liquid investments purchased with an original maturity of three months or less to be cash equivalents.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-18, "Statement of Cash Flows" which requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. As a result, changes in restricted cash are required to be classified as either operating activities, investing activities, or financing activities depending on the nature of the activities that gave rise to the restrictions.

Revenues, Deferred Revenue and Accounts Receivable - Revenues are derived from commissions on real estate transactions. All revenues net of any sales and other taxes collected are recognized as products are delivered or services are performed. The Company collected approximately $428,000 in commissions during the year ending December 31, 2023.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under the new revenue recognition standard. The transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our revenue is transactional and the contracts performance obligation is generally satisfied at the time of the transaction.

Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates that are critical to the accompanying consolidated financial statements include our beliefs that all of our long-lived assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the periods they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to these matters.

Concentrations of Credit Risk - Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and accounts receivable. Cash consists of bank deposits; no losses have been experienced in such accounts.

We used the following methods and assumptions in estimating the fair values of our financial instruments:

- Accounts receivable and accounts payable: Due to their short-term nature, the carrying amounts reported on the accompanying consolidated balance sheets for these accounts approximate their fair values.

Liquidity – Our consolidated financial statements are prepared using accounting principles generally accepted in the United States of America, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. We believe that our cash on hand and additional cash generated from operations will be adequate to meet our operating and capital obligations for the next twelve months.

Property, Buildings and Equipment, net – Property, buildings and equipment are stated at cost less accumulated depreciation and amortization. We capitalize any asset purchase of $1,000 or more with an estimated useful life of at least three years. Depreciation and amortization are recorded using the straight-line basis over the shorter of the estimated useful lives of the assets, or if applicable, the lease terms. Estimated useful lives are generally as follows:

Category	Average Lives (in Years)
Buildings	40
Land improvements	20
Machinery and equipment	3 to 7
Assets recorded under finance leases	3 to 4

Costs of maintenance and repairs of property and equipment used in operations are charged to expense as incurred, while renewals and betterments are capitalized. When property and equipment are replaced, retired or otherwise disposed of, the costs are deducted from the asset and accumulated depreciation accounts. Gains or losses on sales or retirements of equipment are recorded in operating income.

Impairment of Long-Lived Assets - We regularly review long-lived assets for impairment by comparing the carrying values of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. Any impairment loss would be calculated as the difference between asset carrying values and fair value as determined by prices of similar items and other valuation techniques, giving consideration to recent operating performance and pricing trends. There were no impairment losses for the year ended December 31, 2023.

Loss Contingencies - We estimate loss contingencies in accordance with FASB ASC 450-20, *Loss Contingencies*, which states that a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can be reasonably estimated.

3. Property, Buildings and Equipment

Depreciation and amortization expense was $0 for the year ended December 31, 2023.

4. Commitments and Contingencies

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release No. 34-70073. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Retirement Plan

We sponsor a defined contribution retirement plan, which provides retirement benefits for all eligible employees. Employees must fulfill a 90-day service requirement to be eligible to participate in this plan. We match one half of the first 6% of the contributions of each employee. These expenses are included within Payroll Tax and Employee Benefits.

6. Other Related Party Transactions

At December 31, 2023, we owed our affiliates approximately $26,000. At December 31, 2023, our affiliates did not owe us. The differences between these amounts and the balances of the due to affiliates in our consolidated balance sheets arise from various affiliate receivables; none of which are significant., The affiliate receivables and payables are unsecured, non-interest bearing and are due on demand.

Salamander Innisbrook Securities
Cash Flow Statement (in USD)

Reporting Book:	ACCRUAL
As of Date:	12/31/2023
Location:	INNISSEC

	Year Ending 12/31/2023
Cash Flows from Operating Activities:	
Net Income (Loss)	(131,741.77)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	0.00
Amortization	0.00
Stock-based Compensation	0.00
Changes in Operating Assets and Liabilities:	
Changes in Net Accounts Receivable	
Changes in Accounts Receivable	0.00
Changes in Allowance for Doubtful Accounts	0.00
Change in Inventory	0.00
Changes in Prepaid Expenses and Other Assets	(59.67)
Changes to Accounts Payable	(70.51)
Changes to Sales and Used Tax Payable	0.00
Changes to Accrued Liabilites and Other Liabilities	0.00
Changes to Accrued Income Taxes Liabilities	0.00
Changes to Deferred Income	0.00
Changes to Deferred Revenue	0.00
Changes to Intercompany	
Changes to Intercompany Receivable	13,658.56
Changes to Intercompany Payable	(20,298.78)
Net cash provided by operating Activities	(138,512.17)
Cash Flows from Investing Activities	
Capital Expenditures	0.00
Net sales (purchases) of ST investements	0.00
Purchase of long term investments and other assets	0.00
Investment in Subsidiary	0.00
Net cash provided by investing activities	0.00
Cash Flows from Financing Activities	
Changes in Debt Proceeds	0.00
Changes in Capital Stock	0.00
Net cash provided by financing activities	0.00
Net increase (decrease) in cash	(138,512.17)
Cash - Beginning of Period	816,615.36
Cash - End of Period	678,103.19

Salamander Innisbrook Securities
Cash Flow Statement (in USD)

Reporting Book:	ACCRUAL
As of Date:	12/31/2023
Location:	INNISSEC

	Year Ending 12/31/2023
Cash Flows from Operating Activities:	
Net Income (Loss)	(131,741.77)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	0.00
Amortization	0.00
Stock-based Compensation	0.00
Changes in Operating Assets and Liabilities:	
Changes in Net Accounts Receivable	
Changes in Accounts Receivable	0.00
Changes in Allowance for Doubtful Accounts	0.00
Change in Inventory	0.00
Changes in Prepaid Expenses and Other Assets	(59.67)
Changes to Accounts Payable	(70.51)
Changes to Sales and Used Tax Payable	0.00
Changes to Accrued Liabilites and Other Liabilities	0.00
Changes to Accrued Income Taxes Liabilities	0.00
Changes to Deferred Income	0.00
Changes to Deferred Revenue	0.00
Changes to Intercompany	
Changes to Intercompany Receivable	13,658.56
Changes to Intercompany Payable	(20,298.78)
Net cash provided by operating Activities	(138,512.17)
Cash Flows from Investing Activities	
Capital Expenditures	0.00
Net sales (purchases) of ST investements	0.00
Purchase of long term investments and other assets	0.00
Investment in Subsidiary	0.00
Net cash provided by investing activities	0.00
Cash Flows from Financing Activities	
Changes in Debt Proceeds	0.00
Changes in Capital Stock	0.00
Net cash provided by financing activities	0.00
Net increase (decrease) in cash	(138,512.17)
Cash - Beginning of Period	816,615.36
Cash - End of Period	678,103.19

GOLF HOST SECURITIES, INC.
Computation of Net Capital
31-Dec-23

Total Owners Equity	$	646,720
Deduct Ownership Equity Non-allowable		-
Total Owners Equity qualified for Net Capital		646,720
Deductions and/or charges:		
Total non-allowable assets		-
Other deductions/charges		-
		-
Net Capital before Haircuts		646,720
Less: Haircuts on Securities		-
Total Net Capital	**$**	**646,720**

GOLF HOST SECURITIES, INC.
Computation of Net Capital
31-Dec-23

Total Owners Equity	$	646,720
Deduct Ownership Equity Non-allowable		-
Total Owners Equity qualified for Net Capital		646,720
Deductions and/or charges:		
Total non-allowable assets		-
Other deductions/charges		-
		-
Net Capital before Haircuts		646,720
Less: Haircuts on Securities		-
Total Net Capital	**$**	**646,720**

Salamander Innisbrook Securities
PL_Innis Other Entities (in USD)
As of December 31, 2023

Reporting Book:	ACCRUAL
As of Date:	12/31/2023
Location:	INNISSEC

	INNISSEC 01/01/2023 Through 12/31/2023
Profit (Loss)	
Revenue	
Commissions Other	427,769.88
Revenue	427,769.88
Payroll and Benefits	
Management Salaries	174,515.50
Pyrl Tax & Emp Benefits	42,941.29
Payroll and Benefits	217,456.79
Other Expense	
Audit & Tax	26,449.50
Bank Charges	60.00
Commissions	74,117.78
Contract Labor	0.00
Dues & Subscriptions	4,954.34
Licenses & Permits	898.07
Media	6,922.18
Miscellaneous	2,600.33
Office Supplies	3,751.22
Postage & Courier	123.16
Printing & Stationary	276.01
Professional Fees	6,818.00
Public Relations	1,037.41
Telephone	403.57
Travel Expense	370.72
Other Expense	128,782.29
Fixed Expense	
Rent & Fixed	7,000.08
Insurance Liability	656.33
Depreciation Expense	0.00
Income Tax	205,616.16
Fixed Expense	213,272.57
Profit (Loss)	(131,741.77)

IA.CREATED_ON : 03/27/2023 2:49 PM EDT

Note Regarding Forms Checked But Not Included in order to Upload this Report to Gateway:

Golf Host Securities, Inc. has an exemption from Annual Audit from the SEC (see letter included in uploads) therefore some of the forms "checked" may not be included (such as Independent Public Accountant's Report, Statement of Changes in Stockholder's or Partner's or Sold Proprietor's Equity, etc.), but in order for the Gateway system to accept our Annual Report, we had to check the boxes.

11163

C L



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON. D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable date each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Ho

MAR 30 1988



2

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(1)(i)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.